JAVO BEVERAGE COMPANY, INC.
1311 Specialty Drive
Vista, CA  92081

November 28, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attn: George Ohsiek Jr., Branch Chief
Fax: 202-772-9203

Re: Javo Beverage Company, Inc. (the "Company"), Commission File No. 0-26897

Mr. Ohsiek:

This is in response to your letter of August 5, 2005 concerning the Company's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 2004, and the Company's Quarterly Reports on Form 10-QSB, as amended, for the period ended March 31, 2005. We are concurrently providing you our drafts of amendments of each of the filings before re-amending.

Our responses are set forth in the order of your letter:

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 7. Financial Statements

Statements of Cash Flows, page F-6

     1. Upon further review, the Company has determined that the appropriate reporting in the above filings for the non-cash expense for issuance of stock in connection of the Company's debt offerings would be to classify the non-cash expense in our statements of cash flow as a reconciling item in the operations section of the statements of cash flow rather than in the net cash provided by financing activities. This reclassification of non-cash expense did not affect the net cash used by the Company during the period.

          In the new amendments to the 10-KSB and 10-QSB's, we have also determined that the appropriate treatment of the non-cash expense for issuance of stock in connection with the Company's debt offerings is to amortize the cost of issuance over the five-year term of the debt.

          In the new amendments to the 10-KSB and 10-QSB's, the Company has disclosed the line by line changes from the previously filed reports and noted that the statements were restated.

Note 7. Long-Term Debt, page F-10

     2. In the new amendments to the 10-KSB and 10-QSB's, the Company has determined that the appropriate treatment of the value of the stock issuance in connections with its debt offerings should be capitalized and amortized over the five-year period of the related promissory notes. Management believes this is appropriate because the promissory notes are all five year promissory notes accruing simple interest at 10% per annum with a balloon payment of interest and principal due at maturity. This change resulted in a significant increase in the interest expense over the life of the promissory notes, a large reduction in current period expense and, we believe, more accurately reflects the matching of expenses with the periods of benefit.

          The value of the stock issued in connection with the Company's debt offerings was determined by applying a 30% discount to the average closing price of the stock for the month during which the money was raised. See further discussion under comment 3., below.

          As reflected in the amended filings, we have determined that EITF 98-05, SFAS 84 and guidance that suggested expensing any discounts from stock valuations were inapplicable.

          Please refer to our revised filings for the relevant new accounting treatments and reporting.

Note 10. Stock Transactions, page F-12

     3. The Company raised capital over several periods of time and believes the best representation of value for the common shares issued in connection with its debt offerings is based on a monthly average stock closing price discounted by 30%. Using the monthly average stock closing price eliminates any potential spikes or dips in stock values during the capital raise. As the filings show the actual range of stock values is relative narrow and stable during the periods of the capital raises.

          The Company believes that the 30% discount is appropriate because, among other reasons, the Company's common stock is thinly traded and the bid/ask spread is wide, indicating that any sale of such a large block of stock would occur at a significant reduction to the current market prices. The uncertainty of future value, signified by the volatility of the Company's shares of common stock, coupled with the lack of liquidity, creates a reduction in value. The 30% discount is also reasonable and appropriate because the promissory notes are convertible into a minority of the shares of the Company's common stock that would be outstanding upon a conversion. Additionally our Company's history of cash sales of unregistered shares at a discount of 30% or more compared to market prices of our shares reflects the reality and appropriateness in this case of a combined 30% discount for the lack of marketability of a large block, the minority interest, and the Rule 144 resale restrictions.

          With respect to warrants issued to third parties for services, the Company uses the Black-Sholes model to determine the amount of current period expense.

          The Company has provided in these amended filings, and will provide in its future filings, information related to our accounting policy for determining the fair value of warrants and common stock issued in exchange for employee and non-employee services.

Item 8A. Controls and Procedures, page 12

     4. The Company has reviewed the paragraph related to Controls and Procedures and has revised the statement in the amended filings to clarify that no changes in the internal control over financial reporting were made during the related filing periods.

Please do not hesitate to call me with any comments or questions concerning the above response to your letter dated August 5, 2005.

Sincerely,

JAVO BEVERAGE COMPANY. INC.

/s/ Richard A. Gartrell

Richard A. Gartrell
Chief Financial Officer